UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of SEPTEMBER, 2007.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  September 04, 2007                  /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO

                          AMERA RESOURCES CORPORATION
                         (A Grosso Group Member Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY
                              NASDAQ OTCBB: AJRSF
--------------------------------------------------------------------------------

                        NEWS RELEASE - SEPTEMBER 4, 2007

                    AMERA DISCOVERS THREE NEW ZONES ON COCHA;
                        DRILLING PLANNED IN MID-SEPTEMBER

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to announce that the Cocha copper-silver property has been expanded and now covers a total of 7,060 hectares. Surface exploration and sampling work carried out over the entire property over the past several months has resulted in the identification of three new zones of high-grade mineralization (see Map 1), and a number of additional showings. To date, a total of 482 rock and 926 soil samples have been taken on the property.

Two  of  the  zones   (North   Cocha  and  South   Cocha)   host   copper-silver
mineralization, similar to the Discovery Outcrop Trend, while the East Cocha Zone is characterized by gold-silver-copper mineralization (see Table 1). Highlights include:

NORTH COCHA
o    2.65% COPPER AND 8.9 G/T SILVER OVER 0.5M

SOUTH COCHA
o    0.80% COPPER AND 8.9 G/T SILVER OVER 10.0M
o    2.80% COPPER AND 105 G/T SILVER OVER 0.40M

EAST COCHA
o    6.97 G/T GOLD, 53.4 G/T SILVER AND 3.1% COPPER OVER 0.7M

These three new mineralized zones and additional showings add significantly to the potential of the Cocha project where drilling along the Discovery Outcrop Trend at the Central Cocha Target in 2006 intersected 30.23m grading 2.67% copper and 24.1 g/t silver in diamond drill hole COCHA-06-03. A Phase II drill program which will follow up on last years drilling along the Discovery Outcrop Trend and provide a first test of the South Cocha target is planned to commence in mid-September. Surface work to advance the other targets on the property to the drill stage is proceeding in tandem with drill pad permitting.

The style of mineralization discovered on the Cocha property is interpreted by Amera as sediment-hosted copper-silver type, comparable to the giant Lubin Deposit (115 billion pounds of copper, 2.3 billion ounces of silver(1)) in the Kupferschiefer district of Poland and the White Pine Deposit (18.3 billion pounds of copper and 800 million ounces of silver(1)) in the Upper Peninsula of Michigan.

                                TECHNICAL SUMMARY

NORTH COCHA

The North Cocha copper-silver target is located 1.8km northwest of the Central Cocha Target. A number of historical surface workings occur in areas of stratabound copper-silver mineralization and occur over a strike length of 800m mainly within five oxidized domains which vary between 90 and 200m in strike with widths between 15 and 20m.

NEWS RELEASE                                                  SEPTEMBER 04, 2007
AMERA RESOURCES CORPORATION                                               PAGE 2
--------------------------------------------------------------------------------


To date a total of 95 rock chip samples have been collected in the area over sample widths ranging from 0.3 to 6.3m. Rock sample results for copper range from 3 ppm to 26,500 ppm (2.65%), for a 0.5m chip sample, and average 908 ppm; silver ranges from 0.1 ppm to 8.9 g/t, for a 0.5m chip and averages 1.0 g/t (see Table 1). 550m to the southeast a probable extension to the zone was identified and a total of 18 rock samples were collected over widths of 0.4 to 4.0m. In this area rock chip results for copper range from 8 to 15,300 ppm (1.53%) and average 5305 ppm; silver results range from 0.1 to 16.0 g/t and average 3.7 g/t.

The area is underlain by a sequence of grey to dark grey, finely-bedded limestone of the Upper Ordovician Tarma Group, in fault contact with red sandstone and purple volcaniclastic rocks of the Upper Permian Mitu Group. In the mineralized area the limestone has been recrystallized and contains calcite veinlets with disseminated chalcopyrite. Bedding in the area strikes 295(degree) and dips 75(degree) northeast. Two orientations of faulting occur; one related to the mineralization at 295(degree) dipping 75-80(degree) northeast, and a second at 30(degree)-40(degree) dipping 80(degree) southeast that cuts the other orientation. Mineralization appears to be concentrated at the interceptions of these faults.

The main area has been mapped at a scale of 1:2,500. Further surface work including soil sampling is required to identify drill targets.

SOUTH COCHA

The South Cocha copper-silver target is located 3.5km south of Central Cocha. The area also has a number of small underground workings believed to date back to the 1960s. It is underlain by carbonaceous red sandstones and purple volcaniclastic rocks of the Permian Mitu Group overlain by the Pucara limestones. Two styles of mineralization are observed: 1) replacement of a Pucara limestone bed near the Mitu contact and 2) mineralization associated with irregular tectonic breccias. Mineralization comprises chalcopyrite, bornite, malachite azurite associated with calcite, pyrite and quartz. The Southern Cocha Zone is traceable for over 900m of strike and varies from 3 to 20m in width with anomalous mineralization over up to 150m width. A probable extension to the South Cocha zone is located along strike 850m to the northwest of the main zone.

Three sets of faults in the area have locally brecciated the limestones; 1) a pre-mineralization northwest-southeast trending set, 2) an east-west set and 3) a northeast-southwest one. The northwest-southeast trending mineralized structure extends for approximately 1km with mineralization most concentrated where it intercepts the other two fault orientations. Fresh porphyritic dacite-andesite outcrop along the northwest-southeast fault zone.

Work  to  date  has  included  geological   mapping,   prospecting  and  surface
geochemistry. Rock chip samples were collected along lines spaced at approximately 300m. A total of 162 rock chip samples, ranging in width from 0.1 to 20m, were collected with the objective of delineating the mineralized structure. Rock sample results for copper range from 2 ppm to 25,300 ppm (2.53%), for a 0.1m chip sample, and average 2,221 ppm; silver ranges from 0.1 g/t to 343 g/t, for a 0.3m chip, and averages 15.3 g/t; lead ranges from <2 ppm to 172,000 ppm (17.2%), for a 0.5m chip sample, and averages 2441 ppm; and zinc ranges from 7 ppm to 5570 ppm, for a 1m chip sample, and averages 523 ppm (see Table 1). 850m northeast of the main South Cocha zone a probable extension was sampled with assays returning up to 3.53% Cu and 127 g/t silver from a grab sample and 2.8% copper and 105 g/t silver from a 0.4m chip sample.

Several diamond drill holes are planned to test the Southern Cocha target as part of the upcoming Phase II drill program.

EAST COCHA

The East Cocha gold-silver-copper target is located 4.5km southeast of Central Cocha. Numerous old workings exist in the area, some of which are also believed to date back to the 1960s. The area is underlain by red sandstones and

NEWS RELEASE                                                  SEPTEMBER 04, 2007
AMERA RESOURCES CORPORATION                                               PAGE 3
--------------------------------------------------------------------------------


volcaniclastic rocks of the Mitu Group. No intrusive rocks have been noted in the area to date.

Mineralization comprising chalcocite, chalcopyrite, bornite, covellite, malachite associated with barite, calcite and quartz is hosted by an ash tuff bed. The mineralized zone trends 345(degree) and dips at 75(degree)-80(degree) northeast with mineralization being observed over 1km of strike extent with widths ranging from 0.3 to 3m.

To date a total of 13 rock samples have been collected ranging from grab samples to 10m chip samples. Gold values range from <0.05 ppm to 6.7 g/t, over 0.7m, and average 0.93 g/t (see Table 1). Silver values range from 0.5 to 185 g/t, over 0.45m, and average 42.5 g/t. Copper values range from 41 ppm to 60,100 ppm (6.01%), over 1m, and average 17,495 ppm (1.75%). The area is being mapped at 1:25,000 scale and a program of additional rock and soil sampling is underway to further delineate the mineralization and locate drill targets.

ALS Chemex Laboratories, an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada, performed analyses for the samples reported herein. The technical information contained in this release has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, a Qualified Person as defined in National Instrument 43-101.

AMERA RESOURCES CORPORATION is a metals exploration company focused on the Americas. The Company has three drill-ready projects in Peru; is advancing others to the drill stage; and, is fully funded to carry-out its exploration programs. Amera is constantly evaluating new opportunities through management's network of contacts in the resource sector. The Company is committed to growth and adding shareholder value through precious and base metal discoveries.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

(1) Sediment-Hosted Copper Deposits of the world: Deposit Models and Database By Dennis P. Cox, David A. Lindsey, Donald A. Singer and Michael F. Diggles; USGS Open-File Report 03-107 Version 1.0

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                       2007 NUMBER 18

NEWS RELEASE                                                  SEPTEMBER 04, 2007
AMERA RESOURCES CORPORATION                                               PAGE 4
--------------------------------------------------------------------------------

                                    TABLE 1:
   ROCK SAMPLE HIGHLIGHTS FROM NORTH COCHA, SOUTH COCHA AND EAST COCHA ZONES

-------------------------------------------------------------------------------------------------------------
                                                WIDTH       CU        CU       AG      AU        PB       ZN
SAMPLE           ZONE          SAMPLE TYPE       [M]       (PPM)      (%)     (G/T)   (G/T)     (PPM)    (PPM)
-------------------------------------------------------------------------------------------------------------

425475        North Cocha        channel         0.50      26,500     2.65      8.9  <0.005       58       39
425516        North Cocha     chip channel       3.00       9,500     0.95      1.4   0.008        7       22
426819        North Cocha     chip channel       2.50       4,160     0.42      0.4  <0.005        7       15
425505        North Cocha     chip channel       5.00       3,700     0.37      4.3   0.026       24       28
425419      North Cocha Ext      channel         2.00      15,300     1.53      6.6   0.056        9        1
425418      North Cocha Ext      channel         2.00      14,700     1.47     14.3   0.029       17       49
425424      North Cocha Ext      channel         0.50      13,800     1.38     16.0   0.022        7        2
425978      North Cocha Ext      channel         0.20      12,500     1.25     <0.2   0.040       13       12
425420      North Cocha Ext      channel         2.00      11,100     1.11      5.8   0.031       12       18
425556        South Cocha        channel         0.10      25,300     2.53    157.0   0.006      745    1,390
425570        South Cocha         grab                     13,800     1.38     <0.2  <0.005       26      571
425923        South Cocha        channel         2.50      10,001     1.00     23.9  <0.005    3,090    2,020
425847        South Cocha        channel         1.60       9,170     0.92      9.4  <0.005      134      542
425664        South Cocha        channel         1.00       9,130     0.91     70.1  <0.005    1,120    1,335
425818        South Cocha         grab                      9,040     0.90     96.1  <0.005      937    1,050
425918        South Cocha        channel         2.50       8,800     0.88     18.9  <0.005      203    1,510
425986        South Cocha        channel         3.00       8,330     0.83     13.5   0.005    3,780      913
425820        South Cocha        channel        10.00       7,950     0.80      8.9   0.005       26      378
425563        South Cocha        channel         1.00       7,630     0.76     10.5  <0.005       95      375
425938        South Cocha     chip channel       3.00       7,620     0.76     10.9  <0.005       27      361
426004        South Cocha     chip channel       4.00       7,530     0.75     36.1  <0.005      754      936
425929        South Cocha     chip channel       3.00       7,500     0.75     43.7  <0.005    1,030      523
426013        South Cocha     chip channel       3.00       7,190     0.72      5.7   0.008       89      613
425740        South Cocha     chip channel       2.20       6,970     0.70     42.9  <0.005      709      523
425837        South Cocha     chip channel       3.10       6,300     0.63      6.1   0.005       75      294
425741        South Cocha     chip channel       2.60       6,270     0.63     43.1  <0.005      212      451
425559        South Cocha        channel         1.20       6,000     0.60     22.4  <0.005    1,670    2,200
425921        South Cocha     chip channel       2.50       5,660     0.57     36.1  <0.005      523      318
425568        South Cocha     chip channel       4.00       5,600     0.56     32.5   0.005      218      393
425569        South Cocha     chip channel       1.00       5,370     0.54     14.5  <0.005      216      657
425935        South Cocha     chip channel       2.00       5,170     0.52     10.3  <0.005       96      420
425567        South Cocha     chip channel       1.00       5,110     0.51      5.9   0.009       71      344
425411      South Cocha Ext       grab                     35,300     3.53    127.0   0.009   35,000    3,120
425413      South Cocha Ext      channel         0.40      28,000     2.80    105.0   0.019    1,415    1,510
426019      South Cocha Ext   chip channel       2.50      12,300     1.23     91.9  <0.005    3,640      682
425415      South Cocha Ext      channel         0.50       9,700     0.97     51.2   0.006    7,890      950
426849      South Cocha Ext   chip channel       2.50       6,570     0.66     25.0   0.003    1,450      297
425550        East Cocha         channel         0.70      31,600     3.16     53.4   6.970       65        7
425489        East Cocha         channel         0.45      42,000     4.20    185.0   1.935       14       11
425491        East Cocha          grab                     19,900     1.99     51.1   1.555       11        9
425487        East Cocha         channel         0.35      36,000     3.60    126.0   0.941        5        8
426021        East Cocha      chip channel       3.00       2,290     0.23      8.1   0.429        8        5
425642        East Cocha         channel         1.00      60,100     6.01     79.5   0.107        7       11
425490        East Cocha         channel         0.60      11,400     1.14     34.3   0.049        3        7
426020        East Cocha      chip channel      10.00         933     0.09      9.7   0.027       12       19

*    Note 1 g/t = 1 ppm and 10,000 ppm = 1%

NEWS RELEASE                                                  SEPTEMBER 04, 2007
AMERA RESOURCES CORPORATION                                               PAGE 5
--------------------------------------------------------------------------------

                        MAP 1: COCHA PROPERTY AND ZONES

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

Omitted graphic is a map of the the Cocha Property showing trench results dated September 4, 2007. Also shows Phase I Drill Program (2006) and Phase II drill program (planned September 2007)

Shows location of North Cocha, Central Cocha, South Cocha and East Cocha. Scale is 1 inch equals 2 kilometres

             Please view at Company website: www.ameraresources.com